Exhibit (a)(6)

UNION DRILLING, INC. 4055 International Plaza, Suite 610

Fort Worth Texas, 76109

October 5, 2012

Dear Stockholder:

We are pleased to inform you that, on September 24, 2012, Union Drilling, Inc. (the “Company”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Sidewinder Drilling Inc. (“Sidewinder”), and Fastball Acquisition Inc., a wholly-owned subsidiary of Sidewinder (the “Purchaser”). In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock for $6.50 per share in cash, net to the seller, without interest.

The tender offer is conditioned upon, among other things, more than 67.2% of the Company’s outstanding shares of common stock (the “Shares”), number of the validly tendered and not validly withdrawn prior to the expiration of the offer together with the number of Shares which are subject to certain Support Agreements (as defined in the Schedule 14D-9) represent at least 67.2% of the outstanding shares on a fully diluted basis of the expiration of the offer. Unless extended, the tender offer is scheduled to expire at 12:00 o’clock midnight, New York City time, on Friday, November 2, 2012. Upon its completion, and subject to the satisfaction of certain conditions, the tender offer will be followed by a merger in which each share of the Company’s common stock not purchased in the tender offer will be converted into the right to receive $6.50 per share in cash, net to the seller, without interest (the “Merger”).

The Board of Directors of the Company unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). In addition to the attached Schedule 14D-9, also enclosed are Purchaser’s Offer to Purchase, dated October 5, 2012, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Thomas H. O’Neill, Jr.	Christopher D. Strong
Chairman of the Board	President and CEO